APOLLO SOLAR ENERGY, INC.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China 610207

October 26, 2015
VIA EDGAR
Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:      Apollo Solar Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed June 25, 2015
              File No. 000-12122

Dear Ms. Jenkins:

I am writing in response to your letter dated September 8, 2015.  The Staff's comments are copied below and indented, followed by our response.

Form 10-K  for the Year Ended December 31, 2014
Item 1A.  Risk factors, page 13

1.
We note your statement that both your mines are in the development stage. The terms development and production are defined in Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage should be utilized to characterize companies which have not progressed to the production stage but which are engaged in  preparing  reserves for production.  The term production  stage should be utilized to characterize companies, which are engaged in commercial, profit- oriented extraction of minerals. Since you do not disclose any reserves as defined  in Industry Guide 7, it appears that you should remove terms indicating that you have progressed beyond  the exploration  stage, such as develop,  development  and production, which appear throughout your document. These terms should be replaced, as needed, with terms such as explore  or exploration.    You may refer to Instruction  1 to paragraph (a) of Industry Guide  7 if  you require  further clarification  or guidance.

Response to Comment 1
The Company's mining activities were carried out pursuant to the licenses it received from the government: a license to mine the Majiagou property and a license to explore the Daishuigou property.  The Majiagou license expired on June 25, 2014; the Daishuigou license expired in June 2015. Our company has made no effort to renew the licenses.
In May of this year there was a complete change in the management of the Company. Therefore, when we filed the Form 10-K in June, we had not yet thoroughly reviewed the Company's business plan. Upon subsequent review, we have determined that our mining activities terminated when the Daishuigou license expired in June 2015. Although we stated in the Form 10-K filed on June 25, 2015 that we intended to apply for renewals, that statement was not correct, as we had not formulated such a plan and, indeed, have not made any effort to secure a renewal of either license.
Within the next two weeks we will file an amendment to the 2014 Form 10-K, in which we will eliminate discussion of our mining activities, except for a reference to activities initiated then abandoned during the Company's prior history.
Item 2.  Properties, page 22
Dashuigou  and Majiagou  Projects, page 22

2.
Please disclose the information required  under paragraph (b) of Industry Guide  7 for all  your material properties  listed  under this  heading.   For any properties  identified  that are not material, please include a statement to that effect, clarifying your intentions. For each material property,  include   the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the processing plant and equipment, including subsurface improvements and equipment.
•	A description of mining/processing equipment, infrastructure, and other processing facilities.
•	The current state of exploration of your property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf
Response to Comment 2
For the reasons discussed in our response to Comment 1, the disclosure requested in Comment 2 is no longer appropriate.

3.
Please insert a small-scale  map showing  the location  and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts maps in certain electronic formats, so please include these maps in  your  amendments  uploaded  to EDGAR.  For more  information,   please consult the EDGAR manual,  and if additional  assistance is  required,  please call Filer  Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would  generally  require  maps and drawings  to comply  with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
Response to Comment 3
For the reasons discussed in our response to Comment 1, the disclosure requested in Comment 3 is no longer appropriate.
4.	It appears you should also expand your disclosure concerning your exploration plans for the properties to address the following points.
•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry,  surface sampling,  drilling,  etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response to Comment 4
For the reasons discussed in our response to Comment 1, the disclosure requested in Comment 4 is no longer appropriate.
5.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your  sample  collection,  sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding  your  sample  collection  and preparation,  assay controls, sample custody, assay precision  and accuracy procedures and protocols.

Response to Comment 5
For the reasons discussed in our response to Comment 1, the disclosure requested in Comment 5 is no longer appropriate.
6.
We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination,  as well as your plans  to remediate the site, should  be clear.

Response to Comment 6
For the reasons discussed in our response to Comment 1, the disclosure requested in Comment 6 is no longer appropriate.
7.
We note you reference increases in Tellurium and other metal prices in this section. Please disclose within your filing the prices of the minerals as found on your properties (Tellurium,  Bismuth,  Zinc,  Indium,  and Lead) for the last five years.

Response to Comment 7

For the reasons discussed in our response to Comment 1, the disclosure requested in Comment 7 is no longer appropriate.

Notes to Consolidated Financial Statements, page 38 Note 10. Related Parties Transactions, page 47

8.
You disclose during the year ended December 31, 2013, the Company reclassified RMB  20 million ($3,723,108)   which was contributed  in 2008  from loan receivable  from Xinju to additional paid in capital and established a 100% allowance  on this  receivable.  From your financial statements, it does not appear a loan receivable has been reclassified or an allowance established. Please further clarify  your  accounting  for this  transaction, including your treatment of the loan receivable prior to reclassification and the journal entries recorded to reclassify the loan receivable to APIC and establish an allowance. Please provide  the authoritative  accounting  literature  used to support  your accounting.

Response to Comment 8
In December 2007, prior to the 2008 reverse merger of Sichuan Apollo into the Company, Mr. Feng, a shareholder of Sichuan Apollo, attempted to make an additional investment into Sichuan Apollo by wiring RMB20 million (approximately $3.7 million) to Xinju, an entity controlled by Sichuan Apollo's then-CEO, and requesting that Xinju transfer the RMB 20 million to Sichuan Apollo. Xinju failed to transfer the funds to the Company; but the investment and Xinju's malfeasance were not discovered by the Company until 2013. Upon making that discovery, the Company recorded a RMB20 million loan receivable from Xinju in its financial statements for the year ended December 31, 2013. Because Xinju, in 2013, refused to transfer Mr. Feng's funds to Sichuan Apollo, the Company also recorded a bad debt allowance for the full amount of the loan receivable. The bad debt allowance was recorded as a reduction of retained earnings.  Because the adjustment affected the equity account only, management determined that no prior period financial statements needed to be restated.
Forms 10-Q

9.
We note that the Forms 10-Q for the quarter ended March 31, 2015 and for the quarter ended June 30, 2015 have not been filed. Please file these reports immediately or tell us when you plan to file the interim financial statements. Refer to Rule  8-08 of Regulation S-X and the Form 10-Q template and requirements as follows: http://www.sec.gov/about/forms/form10-q.pdf

Response to Comment 9
We plan to file the past-due 10-Qs as soon as practicable after we file the amendment to our Form 10-K.
Sincerely,

/s/ He Jiting
He Jiting
Chief Executive Officer

Acknowledgement

Apollo Solar Energy, Inc. hereby acknowledges that:

•	Apollo Solar Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apollo Solar Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Apollo Solar Energy, Inc.

By: /s/ He Jiting
He Jiting
Chief Executive Officer